FORM 6K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of: May, 2004

Commission File Number 0-15276



                           MIRAMAR MINING CORPORATION
                 (Translation of registrant's name into English)


                          #300 - 889 Harbourside Drive
                       North Vancouver, British Columbia
                                 Canada V7P 3S1
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F [_}                   Form 40-F [X]


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes      [_]              No      [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 -

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        MIRAMAR MINING CORPORATION
                                        --------------------------
                                        (Registrant)



                                        By: /s/ A. David Long
                                            ------------------------------------
                                            A. David Long, Corporate Secretary




Dated:  May 18, 2004

[COMPANY       MIRAMAR MINING CORPORATION
 LOGO]         300 - 889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada
               Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780


May 14,  2004                       NEWS RELEASE 03-07                MAE - TSE
                                                                      MNG-AMEX


         MIRAMAR MINING REPORTS FINANCIAL RESULTS FOR FIRST QUARTER 2004
                 - OPERATIONAL LOSSES NOT EXPECTED TO CONTINUE -


VANCOUVER -- Miramar Mining Corporation today announced its financial results for the first quarter ended March 31, 2004. For the period Miramar reported a loss of $7.1 million, largely as a result of production shortfalls from its Yellowknife operations.

"Our Yellowknife operations had a challenging first quarter, which contributed to a loss during the period," said Tony Walsh, President and CEO. "This operational loss is primarily attributable to a longer than expected ramp up of production from the new third level C shaft area combined with ore losses from several key mining areas at the Giant Mine. These issues have been addressed and are not expected to continue for the remainder of the year, however, operations at Giant will be closely monitored for their viability to continue mining" he said. The prime focus for the Company continues to be its Nunavut gold projects, Hope Bay and Back River, where on-going work programs are providing encouraging results.

Financial Results

For the three months ended March 31, 2004, the Company reported a consolidated net loss of $7.1 million or $0.05 per share compared to a loss of $0.8 million or $0.01 per share for the same period in 2003 as restated. The financial results were lower than planned due largely to lower gold production from the Giant Mine and higher operating costs of $1.2 million due to increased fuel prices, higher labour costs and higher reagent consumption. In addition, the Company has recorded an expense of $2.1 million in the quarter for stock-based compensation for employees and directors in accordance with the adoption of new accounting standards As a result of adopting new accounting standards with respect to asset retirement obligations and stock-back compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the first quarter of 2003 were restated from $0.04 million to a loss of $0.8 million.

Miramar had working capital of approximately C$60 million at March 31, 2004, and cash and cash equivalents of $61 million. In the first quarter, Miramar realized an average selling price of C$466 per ounce of gold which compares to the C$545 average price achieved in the same period in 2003. While the average spot market price of gold was C$538 for the first quarter of 2004, the Company delivered all gold production into hedge contracts and financially settled those call options for which gold production was not available in the quarter.

Operating Results

In Yellowknife, mining operations were ongoing only at the Giant Mine as underground mining at the Con Mine terminated in November 2003. In the first quarter of 2004, gold production from Giant Mine was significantly lower than forecast due to delays in developing ore from the new third level C-shaft area due to temporary manpower shortages (since corrected) and ore losses from several key mining areas. With no production from the Con Mine, the Yellowknife operations were unable to offset these ore losses.

Total gold production was 6,103 ounces in the first three months or 37% below forecast at cash costs of US$607 per ounce. These high unit costs are largely attributable to the high fixed cost base in Yellowknife. At lower production levels, operating costs do not vary significantly, therefore fewer ounces generated significantly higher cost per ounce. In addition, operating costs were higher than planned, due to higher fuel prices, increased labour costs and increase reagent consumption. For the corresponding period in 2003, operations produced and shipped 28,237 ounces at cash costs of US$314 per ounce.

The Yellowknife operations are in the final stages of their production lives, and the prime focus of the company is minimising cash outflows as the operations prepare for abandonment and reclamation. Since there are a number of fixed costs that will be incurred in Yellowknife whether or not the mines are operating, the Company will continue to produce gold provided the net financial position is better than if the mines were closed. When the Con Mine could no longer meet these objectives, underground mining operations were terminated at the end of 2003. The Giant Mine will continue to be assessed for its ability to meet this objective. At both the Con and Giant Mine, the estimated abandonment and restoration costs have been provided for with cash or equivalent bonds that do not form part of Miramar's working capital, ensuring these costs can be covered without undue strain on the Company's balance sheet.

Hedging

The Board of Directors has approved a hedging policy and reviews the Company's hedging position periodically. As at March 31, 2004 the Company had the following outstanding gold contracts:

-------------------------------------------------------------------------------
                        Average        Average Call                    Average
  Anticipated            Hedged           Price           Options     Price Per
Delivery/Expiry          Ounces         Per Ounce          Sold         Ounce
-------------------------------------------------------------------------------

   2004                  13,200          C$478             27,000      C$478

-------------------------------------------------------------------------------

The fair value of the call options and the forward sales contracts was negative $3.7 million on March 31, 2004 compared to negative $3.9 million on December 31, 2003. The Company will continue to reduce the hedging position through gold delivery and financial settlement. The Company does not expect that gold production will be sufficient to deliver into the all of above noted outstanding contracts Unless otherwise indicated, all financial information in this press release is presented in accordance with Canadian generally accepted accounting principles and in Canadian dollars.

Forward Looking Statements

This news release contains forward looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 including statements relating to planned work and development at the Hope Bay and Back River projects; plans for activities at the Con and Giant Mines; estimated production costs and results for the Con and Giant Mines; or anticipated financial results or future events. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; uncertainties related to the accuracy of the assumptions made in the principal parameters related to the development of Doris North; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved;

risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the possibility that mine reclamation costs may exceed estimates or that difficulties may be experienced in mine reclamation; the risk of environmental contamination or damage resulting from Miramar's operators and other risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward looking statements described in this release and the Miramar Annual Report on Form 40F for the year ended December 31, 2003 and Reports on Form 6K filed with the Securities and Exchange Commission and the Company's Annual Information Form ("AIF") filed with the Ontario Securities Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of management at the date the statements are made. Miramar does not undertake to update forward-looking statements if management's beliefs, estimates or opinions or other circumstances should change.



This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation


                        For further information contact:
                                   Tony Walsh
                                 President & CEO
                           Miramar Mining Corporation
                     Tel: (604) 985-2572 Fax: (604) 980-0731
                            Toll Free: 1-800-663-8780
                          Email: info@miramarmining.com

                             Consolidated Financial Statements of


                             MIRAMAR MINING CORPORATION


                             Periods ended March 31, 2004 and 2003

MIRAMAR MINING CORPORATION
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except per share amounts)
(unaudited)



-----------------------------------------------------------------------------------------------------------
                                                                    March 31                December 31
                                                                      2004                      2003
-----------------------------------------------------------------------------------------------------------
                                                                                             As restated
                                                                                               (note 2)
Assets

Current assets:
   Cash and cash equivalents                                     $   61,167                  $   69,921
   Short-term investments                                                 -                           -
   Accounts receivable                                                  617                       1,577
   Inventory                                                          6,428                       6,443
   Prepaid expenses                                                   1,130                         554
-----------------------------------------------------------------------------------------------------------
                                                                     69,342                      78,495

Note receivable                                                       9,696                       9,592

Power credits receivable                                              3,745                       4,345

Property, plant and equipment                                       141,824                     135,270

Cash collateral deposits                                              6,274                       6,274

Investment in Northern Orion Explorations Ltd. (note 3)               9,212                      10,112

Investment in Sherwood Mining Corporation                               274                         294

Other assets                                                            106                         100
-----------------------------------------------------------------------------------------------------------
                                                                 $  240,473                  $  244,482
-----------------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
   Accounts payable and accrued liabilities                      $    9,563                  $    9,537

Deferred gain                                                         3,745                       4,345

Provision for site reclamation and closure costs (note 2)             8,710                       8,529

Deferred retirement benefits                                             53                          84

Future income tax liability                                          19,444                      17,881
-----------------------------------------------------------------------------------------------------------
                                                                     41,515                      40,376

Shareholders' equity
   Share capital (note 4)                                           370,418                     371,309
   Contributed surplus                                                4,572                       1,775
   Deficit                                                         (176,032)                   (168,978)
-----------------------------------------------------------------------------------------------------------
                                                                    198,958                     204,106
-----------------------------------------------------------------------------------------------------------
                                                                 $  240,473                  $  244,482
-----------------------------------------------------------------------------------------------------------


          See accompanying notes to consolidated financials statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Operations and Deficit
(expressed in thousands of Canadian dollars, except per share amounts)



------------------------------------------------------------------------------------------------------------------
                                                                                Three months ended March 31
                                                                              2004                       2003
                                                                           (unaudited)                (unaudited)
------------------------------------------------------------------------------------------------------------------
                                                                                                      As restated
                                                                                                        (note 2)
Revenue
   Sale                                                                    $     2,844               $    15,388
   Other income                                                                  1,124                       289
------------------------------------------------------------------------------------------------------------------
                                                                                 3,968                    15,677

Expenses
   Cost of sales                                                                 7,295                    12,603
   Depreciation, depletion and accretion                                           504                     2,037
   General and administration                                                    1,052                       945
    Stock-based compensation (note 2)                                            2,070                       829
   Foreign exchange gain                                                           (18)                      (46)
------------------------------------------------------------------------------------------------------------------
                                                                                10,903                    16,368
------------------------------------------------------------------------------------------------------------------
Loss from operations before items noted below                                   (6,935)                     (691)

Equity loss                                                                        (20)                      (21)
------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                        (6,955)                     (712)

Income taxes:
   Current                                                                         (99)                      (97)
------------------------------------------------------------------------------------------------------------------
                                                                                   (99)                      (97)
------------------------------------------------------------------------------------------------------------------
Loss for the period                                                             (7,054)                     (809)

Deficit, beginning of the period, as previously reported                      (169,383)                 (151,828)
Adjustment on adoption of new accounting standards (note 2(c))                     405                     1,315
------------------------------------------------------------------------------------------------------------------
Deficit, beginning of the period as restated                                  (168,978)                 (150,513)
------------------------------------------------------------------------------------------------------------------

Deficit, end of the period                                                 $  (176,032)              $  (151,322)
------------------------------------------------------------------------------------------------------------------
Loss per share, basic and diluted                                          $     (0.05)              $     (0.01)
------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding                       151,811,968               123,246,730
------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)




-------------------------------------------------------------------------------------------------------
                                                                     Three months ended March 31
                                                                   2004                       2003
                                                                (unaudited)                (unaudited)
-------------------------------------------------------------------------------------------------------
                                                                                           As restated
                                                                                             (note 2)
Cash provided by (used in):

Operations
  Loss for the period                                           $    (7,054)              $      (809)
  Items not involving cash:
    Depreciation, depletion and accretion                               504                     2,037
    Equity loss                                                          20                        21
      Stock-based compensation                                        2,151                       829
    Other                                                              (107)                      (33)
  Net change in non-cash working capital:
    Accounts receivable                                                 961                      (353)
    Inventory                                                            15                       183
    Prepaid expenses                                                   (576)                   (1,070)
    Accounts payable and accrued liabilities                             (4)                     (529)
-------------------------------------------------------------------------------------------------------
                                                                     (4,090)                      276
-------------------------------------------------------------------------------------------------------

Investments:
  Expenditures on plant, equipment and deferred exploration          (6,144)                   (6,369)
  Proceeds on sale of short term investments                              -                    23,694
  Proceeds on sale of Northern Orion shares (note 3)                    900                       150
-------------------------------------------------------------------------------------------------------
                                                                     (5,244)                   17,475
-------------------------------------------------------------------------------------------------------

Financing:
  Issue of common shares for cash                                       579                       374
-------------------------------------------------------------------------------------------------------
                                                                        579                       374
-------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                (8,755)                   18,125

Cash and cash equivalents, beginning of the period                   69,921                    16,085

-------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the period                     $   61,166               $    34,210
-------------------------------------------------------------------------------------------------------
Supplementary information
   Income taxes paid                                             $       94               $        97
-------------------------------------------------------------------------------------------------------
Non-cash investing and financing activities
Fair value of stock options exercised                            $      133               $       230
Stock-based compensation included in deferred exploration        $      733               $         -



See accompanying notes to consolidated financial statements.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)


1.   Interim Financial Statements:

     These interim consolidated financial statements (the "financial statements") of Miramar Mining Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2003, except for those indicated below. These interim consolidated financial statements as at March 31, 2004 and for the three months ended March 31, 2004 and 2003 are unaudited; however they reflect all adjustments necessary for a fair presentation of the results for the interim periods presented.

     The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2003.


2.   Changes in Accounting Policies

     (a)  Asset retirement obligations

          The Company has adopted the new provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3110 on asset retirement obligations. Under this standard, future costs to retire an asset including dismantling, remediation and ongoing treatment and monitoring of the site have been recognized and recorded as a liability at fair value, assuming a credit adjusted risk-free discount rate of 9.8% and an inflation factor of 2.0%. The liability is accreted over time through periodic charges to operations. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the asset's useful life. Previously, the Company accrued these costs on a units-of-production basis over the life of the asset. This change in accounting policy has been applied retroactively and has resulted in a decrease in long-term liability of $1.3 million, an increase to property, plant and equipment of $0.4 million, and a decrease to opening deficit of $1.7 million at January 1, 2004.

          Although the ultimate amount to be incurred is uncertain, the liability for retirement and remediation, on an undiscounted basis before an inflation factor of 2.0% and a market risk adjustment of $1.7 million, is estimated to be approximately $8.4 million.

          Under the standard, future asset retirement obligations are not recorded where timing or amount of remediation costs cannot be reasonably estimated. The cost and timing of asset retirement obligations for the Company's mines and exploration sites can be estimated and provisions are recorded for each of these sites.

     (b)  Stock-based compensation

          Effective January 1, 2004, the Company adopted the new provisions of the CICA Handbook Section 3870 on "Stock-Based Compensation and other Stock-Based Payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2004. As a result, the Company is required to expense the fair value of stock options issued to employees, directors and non-employees over the vesting period. Previously, the Company was only required to disclose the pro forma fair value effect of stock options issued to employees and directors in the notes to the financial statements.

          The Company has applied the new provisions retroactively with restatement. As a result, a cumulative increase of $1.3 million to the deficit, an increase to contributed surplus of $1.1 million and increase to share capital of $0.2

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)


          million has been recorded on January 1, 2004 with respect to stock options granted to employees and directors in 2002 and 2003.

     (c)  Prior period restatements

          The following is a summary of the after-tax effect on retained earnings and net earnings (loss) arising from changes in accounting policies, applied retro-actively:

         ---------------------------------------------------------------------------------------------------
                                                                                Three months ended
                                                                                   2004              2003
         ---------------------------------------------------------------------------------------------------
         Deficit, beginning of period, as previously reported                $(169,383)        $(151,828)

           Asset retirement obligation (note 2(a))                               1,666             1,708
           Stock-based compensation (note 2 (b))                                (1,261)             (393)
         ---------------------------------------------------------------------------------------------------
         Deficit, beginning of period, as restated                           $(168,978)        $(150,513)
         ---------------------------------------------------------------------------------------------------


         ---------------------------------------------------------------------------------------------------
                                                                         3 months ended        Year ended
                                                                               March 31       December 31
                                                                                   2003              2003
         ---------------------------------------------------------------------------------------------------
         Loss, prior to restatement                                                 44         $ (17,555)

           Asset retirement obligation (note 2(a))                                 (24)              (41)
           Stock-based compensation (note 2 (b))                                  (829)             (868)
         ---------------------------------------------------------------------------------------------------
         Loss, as restated on adoption of new accounting standards           $    (809)        $ (16,646)
         ---------------------------------------------------------------------------------------------------


3.   Investment in Northern Orion Explorations Ltd. ("Northern Orion"):

     On February 13, 2004, the Company sold a total of 250,000 shares of Northern Orion for proceeds of $0.9 million. The Company has recorded the proceeds as a reduction of the carrying values of its interests in Northern Orion. Recovery of the remaining carrying value of the combined investment amounting to $9.2 million is dependant upon the sale of Northern Orion shares and receipt of net proceeds from eventual production from the properties or their sale by Northern Orion.

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)


4.   Share Capital:

     (a)  Authorized:

          500,000,000 common shares without par value.

     (b)  Issued:

         -------------------------------------------------------------------------------------------------
                                                                   Number of shares             Amount
         -------------------------------------------------------------------------------------------------
         Balance, December 31, 2003                                     151,634,893            371,309

         Issued:
           Common share issuance costs                                            -                (41)
           Future income tax effect of flow through shares                        -             (1,562)
           On exercise of warrants                                          211,437                412

           On exercise of stock options                                     179,500                300
         -------------------------------------------------------------------------------------------------
         Balance, March 31, 2004                                        152,025,830          $ 370,418
         -------------------------------------------------------------------------------------------------

     (c)  Stock options:


          At March 31, the Company had stock options outstanding as follows:
         ---------------------------------------------------------------------------------------
                                                         Shares                     Average
                                                         options                 exercise price
         ---------------------------------------------------------------------------------------
         Outstanding, December 31, 2003                  4,107,339                $       1.54
         Granted                                         2,664,060                        3.12
         Exercised                                        (179,500)                       1.16
         Forfeited or expired                             (499,000)                       2.62
         ---------------------------------------------------------------------------------------
         Outstanding, March 31, 2004                     6,092,899                $       2.15
         ---------------------------------------------------------------------------------------


     (d)  Warrants and brokers compensation options:

          At March 31, the Company had warrants and brokers compensation options outstanding as follows:

         ---------------------------------------------------------------------------------------
                                                         Warrants                  Average
                                                        and options             exercise price
         ---------------------------------------------------------------------------------------
         Outstanding, December 31, 2003                 1,361,204                 $       2.26
         Exercised                                       (211,437)                        1.95
         ---------------------------------------------------------------------------------------
         Outstanding, March 31, 2004                    1,149,767                 $       2.32
         ---------------------------------------------------------------------------------------


5.   Business segments:

     (a) Reportable Segments - The Company's operating mine produces gold and is located in Canada. Hope Bay is an exploration stage gold property located in Canada. Reportable assets and revenues do not differ materially from the amounts disclosed in these consolidated financial statements, as there are no material inter-segment sales. (b) Geographic Segments - The Company operates in Canada.

          The Company's property, plant and equipment and expenditures, revenues and earnings (loss) before equity loss and income taxes by operating and geographic segment are as follows:

MIRAMAR MINING CORPORATION
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)



   -----------------------------------------------------------------------------------------------------------
   Three months ended March 31, 2004       Property,        Expenditures on                    Earnings (loss)
                                           plant and      property, plant and                before equity loss
                                           equipment          equipment          Revenues     and income taxes
   -----------------------------------------------------------------------------------------------------------
   Gold operations                       $    5,886        $        49          $   3,549       $     (4,392)
   Gold exploration                         134,591              6,797                  -                  -
   Other                                      1,347                 31                419             (2,533)
   -----------------------------------------------------------------------------------------------------------
                                         $  141,824        $     6,877          $   3,968       $     (6,925)
   -----------------------------------------------------------------------------------------------------------






   -----------------------------------------------------------------------------------------------------------
   Three months ended March 31, 2003       Property,        Expenditures on                    Earnings (loss)
                                           plant and      property, plant and                before equity loss
                                           equipment          equipment          Revenues     and income taxes
   -----------------------------------------------------------------------------------------------------------

   Gold operations                       $   20,424        $     1,641          $  15,388       $        653
   Gold exploration                         112,422              4,668                  -                  -
   Other                                        988                 60                289             (1,344)
   -----------------------------------------------------------------------------------------------------------
                                         $  133,835        $     6,369          $  15,677       $       (691)
   -----------------------------------------------------------------------------------------------------------


6.   Financial risk management:

     As at March 31, 2004, the Company had the following gold sales contracts:

        -----------------------------------------------------------------------------------------------------
             Anticipated           Hedged          Average price     Call options sold     Average price
           delivery/expiry         ounces            per ounce                               per ounce
        -----------------------------------------------------------------------------------------------------
                 2004              13,200            CAD $478            27,000               CAD $478
        -----------------------------------------------------------------------------------------------------


7.   Financial instruments:

     The fair value excess (deficiency) of derivative instruments and the fair values based on the quoted market values and carrying values of the investment in Sherwood and other assets, at March 31 are as follows:

     -------------------------------------------------------------------------------------
                                                       Carrying                  Fair
                                                         value                   value
     -------------------------------------------------------------------------------------
     Investment in Sherwood                         $      274                $   2,000
     Other assets                                          106                    1,610

     Derivatives:
         Gold forward sales contracts                        -                   (1,304)
         Gold calls sold                                (1,180)                  (2,384)
     -------------------------------------------------------------------------------------

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



OVERVIEW

The Company's mining and exploration assets are primarily gold assets in Canada's North. They include the Hope Bay belt in Nunavut, an option on the Back River project in Nunavut, and the Giant and Con operations in Yellowknife in the Northwest Territories. The Company has developed considerable experience in operations, exploration and logistics in the North as this is where the Company has focused its activities. The future for the Company continues to be heavily weighted to the successful exploration and development of the Hope Bay and Back River projects as its mining operations in Yellowknife are nearing the end of their mining life.

First Quarter Highlights

     o    Hope Bay:

          o    $18 million exploration program announced for 2004.
          o    First drill results expand Naartok deposit in Madrid area.
          o Deep drilling at Boston re-initiated to build off positive results in 2003.

     o    Back River:

          o Completion of an option agreement with Kinross to earn 60% interest on the George and Goose Lake projects (collectively the Back River project).
          o    Earn-in period extended by six months.
          o $6.5-$7.0 million exploration budget announced for 2004, focused on the Goose Lake deposit.

     o    Production of 6,103 ounces of gold at cash costs of US$607 per ounce.

     o Consolidated net loss of $7.1 million, $0.05 per share, which includes an expense of $2.1 million for the fair value of stock-based compensation in accordance with the adoption of new accounting standards.

Highlights of the first exploration activities at Hope Bay in 2004 included the completion of two drill holes in the Madrid area which have extended mineralization in the Naartok deposit both to the northeast and west by more than 200m and 75m, respectively, at grades higher than the average for the current Naartok resource.

In Yellowknife, mining operations were limited to the Giant mine as a result of the cessation of underground mining at the Con mine in November 2003. In the first quarter of 2004, gold production from Giant mine was significantly lower than forecast due to delays in developing ore from the new third level C shaft area and ore losses from several key mining areas. As a result, total gold production was 6,103 ounces for the first three months or 37% below forecast, the

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS


lower production was the primary driver for higher operating costs per ounce of gold produced. Operating costs were higher than forecast in the quarter due to higher fuel prices, labour and higher reagent consumption. Difficulties experienced in the first quarter in realizing forecast gold production are not expected to continue for the remainder of the year; however, the Giant Mine operations are being closely monitored to determine the viability of continued mining.

EARNINGS AND CASH FLOW

For the three months ended March 31, 2004, the net loss was $7.1 million or $0.05 per share compares with net earnings of $0.8 million or $0.01 per share for the same period in 2003 as restated. The loss resulted from lower gold production from the Yellowknife operations during the first quarter of 2004. Gold production was 37% below forecast levels and resulted in a larger operating loss than planned. Gold production significantly decreased relative to 2003 as underground mining was terminated at the Con Mine in November 2003. Gold production in 2004 was primarily from the Giant Mine and totaled 6,103 ounces, or 22,134 ounces fewer than the first quarter of 2003. Additionally, included in the first quarter of 2004 was an expense for the fair value of stock-based compensation for employees and directors of $2.1 million. This compares with $0.8 million for stock-based compensation for the same period in 2003.

As a result of adopting new accounting standards with respect to asset retirement obligations and stock-based compensation on a retroactive basis, prior period earnings have been restated. Net earnings in the first quarter of 2003 were restated from $0.04 million to a loss of $0.8 million after deducting $0.8 million with respect to asset retirement obligations and stock-based compensation expense.

Free cash flow in 2004 was an outflow of $4.1 million compared to an outflow of free cash of $1.4 million for the same period in 2003. "Free cash" flow from operations is a non-GAAP measure of financial performance which the Company uses to measure the net cash generated or used by its gold mining operations, and is derived by subtracting cash invested in mine capital and development at the Company's operating mines from cash from operations as shown in the following table.

                                                    $000s      Q1 2004           Q1 2003
                                                           ----------------    ------------
Cash from operations                                             (4,090)            276
(Includes corporate general and administration)
Less: mine capital and development                                  (49)         (1,641)
                                                           ----------------    ------------
Net free cash flow from gold operations                          (4,139)         (1,365)
                                                           ----------------    ------------

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



OPERATIONS OVERVIEW

Revenue

For the three months ended March 31, 2004, the Company produced 6,103 ounces of gold compared to 28,237 ounces in the same period in 2003. Revenue from gold sales was $2.8 million compared to $15.4 million in 2003.

                                          Q1 2004               Q1 2003
                                       -------------------------------------
Gold                                   $    2,282             $    13,718
Effects of hedging                            562                   1,670
                                       -------------------------------------
Total gold sales                            2,844                  15,388
                                       -------------------------------------
Interest and other income                   1,124                     289
                                       -------------------------------------
Revenue                                $    3,968             $    15,677
                                       ======================================


During the first three months of 2004, the Company effectively realized US$308 per ounce of gold sold compared to US$316 per ounce in the same period of 2003. The average price for gold in the spot market was US$408 per ounce in the first quarter of 2004. In Canadian dollar terms, the realized price per ounce was $466 in the first quarter of 2004 as compared to $538 per ounce on the spot market and $545 in the same period of 2003. Other income was $1.1 million in the first quarter of 2004 compared to $0.3 million in the same period of 2003. Other income includes interest earned on short-term cash investments of $0.5 million and income of $0.6 million on the realization of a portion of the gain on the power credits which were received as part of the sale of the Bluefish hydroelectric facility as described in note 4 of the annual consolidated financial statements.

MINING OPERATIONS

In Yellowknife, mining operations were limited to the Giant mine as the result of the cessation of underground mining at the Con Mine in November 2003. In the first quarter of 2004, gold production from Giant Mine was significantly lower than forecast due to delays in developing ore from the new third level C shaft area and ore losses from several Supercrest stopes. Total gold production was 6,103 ounces in the first three months or 37% below forecast at cash costs of US$607 per ounce. For the corresponding period in 2003, 28,237 ounces were produced and shipped at a cash cost of US$314 per ounce.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS

------------------------------------------------------------------------------------------
                                                            Three months ended March 31
Yellowknife Operations                                        2004                2003
                                                          --------------------------------
 Giant - Refractory
   Tons of ore processed                                     22,710              17,489
   Average grade (ounce per ton)                              0.312               0.324
   Average recovery rate (%)                                  86.83               85.78
   Ounces of gold recovered                                   6,158               4,854

 Con - Free Milling
   Tons of ore processed                                          -              45,509
   Average grade (ounce per ton)                                  -               0.381
   Average recovery rate (%)                                      -               92.91
   Ounces of gold recovered                                       -              16,482

 Con - Refractory
   Tons of ore processed                                          -              17,284
   Average grade (ounce per ton)                                  -               0.244
   Average recovery rate (%)                                      -               84.20
   Ounces of gold recovered                                       -               3,548

Arsenic tailings
   Tons of tailings processed                                 3,568               1,521
   Ounces of gold recovered                                     868                 455

 Total ounces of gold recovered                               7,389              25,339
------------------------------------------------------------------------------------------
 Total ounces of gold shipped                                 6,103              28,237
------------------------------------------------------------------------------------------

Production Cost per Ounce Shipped $US
  Direct mining expense                                     $   673             $   293
  Deferred mining expense (net)                                   -                  (6)
  Work-in-progress inventory and other                          (66)                 27
                                                          --------------------------------
Cash operating cost *                                       $   607             $   314
                                                          --------------------------------
  Depreciation                                                   25                  21
  Reclamation and mine closure                                    6                   3
  Other                                                           1                   1
                                                          --------------------------------
Total production cost**                                     $   639             $   339
------------------------------------------------------------------------------------------
*    Excludes  the  non-cash  charge  for  "free"  power as  described  below in
     Operating Costs which is offset by a gain of equal value in Other Income.
**   Excludes write down of assets and severance and closure costs.


As discussed, mining operations at the Giant Mine were disappointing. Total tons mined and processed were 22,710, or 22% below forecast. The major cause for the shortfall stemmed from longer development times required to bring on additional mining areas from the C shaft area. The longer times were driven primarily manpower shortages which have been corrected in the second quarter. In addition, several key high-grade mining areas planned in the first quarter failed to produce at planned grades. This resulted in both grade and tonnage shortfalls from the plan. Some of these losses were offset by gains elsewhere; however, the net impact was a loss of approximately 2,300 mined ounces which is not expected to reverse in the remainder of the year.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



The significant increase in direct mining expenses per ounce of gold shipped in 2004 compared to 2003 resulted from the significant shortfall in recovered ounces.


OPERATING COSTS

The cost of sales in the first quarter of 2004 was $7.3 million compared to $12.6 million in the same period of 2003. The decrease in cost of sales resulted from the decrease in gold production because of the termination of underground mining activities at the Con Mine. General and administrative expenses in the first quarter of 2004 were $1.1 million compared to $0.9 million in the same period of 2003. Commencing in 2004, the Company has expensed stock-based compensation for employees and directors (as described below under New Accounting Policies) and has applied the change retroactively to January 1, 2002. The expense for the first quarter 2004 was $2.1 million compared to $0.8 million in 2003, due to an increase in the calculated fair value per option and an increased number of options granted. Depreciation, depletion and accretion expense in the first quarter 2004 was $0.5 million compared to $2.0 million in the same period of 2003 as restated. A lower depreciation expense resulted from the write down of Con Mine assets in the second quarter of 2003.

EXPLORATION AND DEVELOPMENT ACTIVITIES

The focus for the Company continues to be the Hope Bay project. The Company is committed to a two-pronged strategy to explore the project and to advance a portion of the project to a production decision. The 2004 budget of $18 million will fund approximately 38,000m of core drilling, 5,000 of reverse circulation drilling and the ongoing permitting process for the proposed high grade Doris North gold mine. As part of the 2004 work program, the Company commenced a drill program in April which seeks to upgrade portions of the inferred resource at the Boston deposit to the indicated resource category during 2004-2005. An updated resource estimate will provide the basis for a preliminary assessment to evaluate the economics of mining the upper portions of the Boston resource. The objective of the in-fill drilling is to demonstrate the potential for an extended production life at Hope Bay. The Company expects to complete this study in early 2005. The focus for additional production is concentrated on Boston as it appears to provide the most rapid and lowest capital cost opportunity at Hope Bay given the work completed to date and the underground development already in place. The Boston deposit has a current resource of approximately 1.6 million ounces of gold (comprised of an indicated resource of 687,000 ounces grading
15.4 g/t plus and an additional inferred resource of 901,000 ounces grading 10.9g/t gold). These resources do not yet take into account the results of drilling in 2003, which extended the mineralization to depths of over 1,000 meters below surface.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



In the first quarter of 2004, the Company announced results of two drill holes in the Madrid area which have extended mineralization in the Naartok deposit both to the northeast and west by more than 200m and 75m, respectively, at grades higher than the average for the current Naartok resource.

The Company continues to work towards making a production decision on the Doris North project. The permitting process continued to advance during the quarter. In February, Nunavut Impact Review Board ("NIRB") set the dates for the public hearings for June 13-18, 2004 to discuss the permitting of the Doris North Project in four communities in Nunavut, and issued requirements for additional information as requested by the various agency conformity reviews. In March, NIRB held a technical and conformity review meeting with all interested parties to address these additional information requirements. No parties have asserted that the Doris North Mine should not be permitted to proceed. Assuming permits are obtained and a final production decision is made, start-up of the mine is forecast for the fourth quarter of 2005.

During the first quarter, Bateman Engineering initiated further updates to the Doris North feasibility study to address the final process design criteria which will be completed in the second quarter. No material change is expected. Final engineering is expected to commence in the fourth quarter of 2004.

CAPITAL PROGRAMS

During the first quarter of 2004, the Company had capital expenditures of $6.8 million for exploration and project activities at Hope Bay and Back River compared to expenditures of $4.7 at Hope Bay in the same period of 2003. Additionally, the Company incurred $0.05 million on mine capital and development at the Yellowknife operations. This compares with capital expenditures of $1.6 million for mine capital and development at Yellowknife in the same period of 2003.

NEW ACCOUNTING POLICIES

ASSET RETIREMENT OBLIGATION

Effective January 1, 2004, the Company has adopted the new accounting standard on asset retirement obligations. Under this standard, asset retirement obligations are recognized for the costs associated with exit activities and recorded as a liability at fair value. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value at its initial discounted value and is amortized

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



over the asset's useful life. This change in accounting policy has been applied retroactively and has resulted in a decrease in long-term liability of $1.3 million, an increase in property, plant and equipment of $0.4 million and a decrease to opening wdeficit of $1.7 million at January 1, 2004.

STOCK-BASED COMPENSATION

The CICA Accounting Standards Board has amended CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments - to require entities to account for employee stock options using the fair value based method, beginning January 1, 2004. Under the fair value based method, compensation cost is measured at fair value at the date of grant and is expensed over the award's vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all employee stock options granted on or after January 1, 2002, and has restated prior periods. The effect of retroactively adopting the fair value based method is to decrease net income by $0.4 million and $0.9 million for the years ended December 31, 2002 and 2003, respectively, to increase deficit by $1.3 million as at December 31, 2003 ($0.4 in 2002), and to increase contributed surplus by $1.1 million as at December 31, 2003 ($0.4 million in 2002) and an increase to share capital of $0.2 million as at December 31, 2003 (nil in 2002). The effect of the change on basic and diluted earnings per share was immaterial.

FINANCING AND LIQUIDITY

At March 31, 2004, the Company had consolidated working capital of $59.8 million compared to $69.0 million at the end of 2003. Of the $59.8 million working capital, $61.2 million was cash and cash equivalents compared to $69.9 million at the end of 2003. In addition to working capital, at March 31, 2004 the Company had $6.3 million in cash collateral deposits for reclamation bonds, unchanged from December 31, 2003 and $9.7 million in notes receivable from the sale in the second quarter of 2003 of the Company's Bluefish hydroelectric power plant compared to $9.6 million at December 31, 2003.

During the first quarter of 2004, the Company completed a debt financing agreement for $4 million with a financial institution. The proceeds of this credit line may be used for expenditures related to the feasibility and construction of the Doris North Mine. No amounts have been drawn down from this credit line to-date.

During the first quarter of 2004, the Company sold a portion of its shares in Northern Orion Exploration Ltd. ("Northern Orion") for proceeds of $0.9 million. The Company will retain the net

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



proceeds royalty interest with Northern Orion as described in note 3 to the annual consolidated financial statements.

The Company believes it has sufficient cash resources and liquidity to sustain its planned operations for the near term. The Company further believes that the repayment of the note received on the sale of Bluefish will provide sufficient cash to meet the current and future closure obligations of the Con Mine. The ongoing exploration and development of the Hope Bay project will require the Company to raise additional capital through a combination of project debt financing and equity offerings. The Company's strategy is to use equity financing to finance exploration activities and maximize project debt to build mining infrastructure until sufficient cash flow is generated from mining production.

LIABILITIES AND CONTINGENCIES

As a condition of a water license held by the Con Mine, the Company maintains security deposits for the cost of future reclamation. On April 4, 2003, the Company completed an agreement with the Department of Indian Affairs and Northern Development ("DIAND") to fund security deposits by assigning the proceeds from the repayment of the $10 million promissory note received on the sale of the Bluefish power plant to a reclamation security trust. The Company will also maintain the existing bond of $1.5 million described in note 8 to the annual consolidated financial statements until such time as the promissory note is repaid. The reclamation security trust will be used to fund the reclamation of the site on completion of mining operations.

In 1995, the Company entered into a joint exploration transaction with an investor that resulted in the sale of an interest in the assets comprising the Con Mine. The transaction was based upon an independent valuation prepared for the Company. In 2000, Canada Revenue Agency ("CRA") issued a re-assessment notice challenging the valuation that formed the basis for this transaction. This re-assessment does not give rise to any taxes payable by the Company. However, as part of the transaction in 1995, the Company agreed to compensate the investor for any shortfall in the value of the assets transferred, to a maximum of $2.7 million plus accrued interest, which amounts to approximately $1.9 million, such amounts to be payable should a ruling denying the transfer of certain tax pools be made against the Company. At present, the Company has requested information from CRA and is awaiting a response. While management intends to strenuously defend the independent valuation, the outcome of this matter is not yet determinable. No provision for these costs has been recorded at March 31, 2004.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



COMMITMENTS

To mitigate the risk of adverse price fluctuations and to ensure that the Yellowknife operations achieve cash flow projections necessary to complete the planned closure, the Company has entered into spot deferred forward sales contracts and written call options for all of the Yellowknife mine's expected future production. The Company has hedged foreign currency risk by fixing exercise prices in Canadian dollars. The Company does not hold these financial instruments for speculative or trading purposes and the Company is not subject to margin requirements on any of its hedging lines. The Company, however, has an agreement with a financial institution for the purchase and sale of swaps and derivatives that contain certain financial covenants that the Company must maintain with respect to net tangible assets, current ratio, total liabilities, trade creditors and liquid assets. If the Company fails to meet any of these covenants, the financial institution has the right to demand payment of the net value of any contracts that are outstanding at the time of default. As a result of the termination of underground mining at the Con Mine, the Company is in breach of certain of these financial covenants. However, the financial institution has agreed to modify affected covenants for a period of time which the Company believes is adequate to comply with the covenants.

As a result of the termination of underground mining at Con Mine, forecast gold production is expected to be insufficient to meet all of the remaining obligations under its gold commodity derivative contracts and the Company plans to financially settle affected contracts. The following table sets out the outstanding number of contract ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2004:


-------------------------------------------------------------------------
                                                   Call
                                                  options       Average
   Period       Hedged ounces   Average Price      sold      strike price
-------------------------------------------------------------------------
    2004           13,200          CAD$478         27,000        CAD$478
-------------------------------------------------------------------------

The fair value of 27,000 ounces of other call options was negative $2.4 million at March 31, 2004 and was negative $2.6 million at December 31, 2003. The Company has recorded a cumulative unrealized loss of $1.2 million for these call options to reflect the ineffectiveness of the hedge as a result of the termination of underground mining at the Con Mine and the forecast reduction in gold production. The changes in the fair value of the remaining call options will be recorded in financial statements at maturity in accordance with accounting recommendations in place prior to October 24, 2000, as the contracts were written prior to the date of issuance of the accounting recommendations for written call options.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



The fair value of the gold forward sales and spot deferred forward sales contracts was negative $1.3 million at March 31, 2004. The Company has not entered into any gold sales or option contracts since July 2003 and will continue to reduce the position through gold delivery and financial settlement.

On November 17, 2003, the Company entered into a letter agreement with Kinross Gold Corporation for an option to earn a 60% interest in the Back River project in Nunavut for expenditures of C$25 million over a thirty month period. On February 26, 2004, a formal agreement was finalized and executed.


OUTLOOK

The longer term outlook for the Company continues to be heavily weighted to the successful exploration and development of the Hope Bay and Back River projects. As a result of the acquisition of Hope Bay Gold in 2002, the Company owns 100% of the Hope Bay project, which has measured and indicated resources of 1.8 million ounces of gold at 9.9 g/t and an inferred resource of a further 3.6 million ounces of gold at 6.9 g/t.

The Company's strategy is to build an initial small, low capital cost mining operation that will generate significant cash flow to continue exploration and development of the Hope Bay belt. The feasibility study on Doris North projected positive economics; at a US$325 per ounce (CAD$512 per ounce) gold price, the project is projected to have a 136% rate of return and generate $69 million cash flow after payback of construction capital. The Company plans to continue to work towards making a development decision on the Doris North project, including advancement of the permitting process and negotiation of an Inuit Impact and Benefits Agreement ("IIBA"). When the permitting process and IIBA are completed, the Company will make the final decision on commitment to the construction process. If approved by the Company, production could commence by late 2005.

As part of the 2004 work program, the Company commenced a drill program seeking to upgrade portions of the inferred resource at the Boston deposit to the indicated resource category during 2004-2005. An updated resource estimate will provide the basis for a preliminary assessment to evaluate the economics of mining the upper portions of the Boston resource. The objective of the in-fill drilling is to demonstrate the potential for the extended production life at Hope Bay. The Company expects to complete this study in early 2005. A major focus for additional production is concentrated on Boston as it appears to provide the most rapid and lowest capital cost

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



opportunity at Hope Bay given the work completed to date and the underground development already in place.

The Company also intends to assess the potential of the Back River project to become additional mining assets.

Future operations in Yellowknife depend upon profitable mining at the Giant Mine and the continued processing of gold bearing arsenic sludges and calcines from the Con Mine. The disappointing performance of the Giant mine during the first quarter of 2004 has lead management to reassess mining plans for the remainder of the year. Although management believes that the losses incurred have been fully accounted for in the Company's planning, there is no assurance that other negative events will not occur. Management will continue to monitor the Giant Mine's performance on a monthly basis and if warranted will curtail operations. Yellowknife operations are now expected to produce approximately 35,000 ounces in 2004. The Company anticipates that final approval for the Con Mine abandonment and restoration plan will be received in 2004 which will permit the Company to conduct final reclamation activities in subsequent periods.

RISKS AND UNCERTAINITIES

The Company must obtain additional capital to pursue its exploration and development work at Hope Bay. Given the nature of capital market demand for speculative investment opportunities, there is no assurance that additional financing will be available for the appropriate amounts and at the times required. The Company has developed a cash management plan that will enable it to invest on a priority basis in projects likely to generate favourable results in the near-to-medium term. The impact of fluctuations in the price of gold is a risk to the Company's future profitability and cash flow. As the gold market price is denominated in U.S. currency, the Company is also at financial risk as the currency exchange rate between Canadian and U.S. dollars can fluctuate and impact the reported earnings and resulting cash flow. If the Canadian dollar strengthens compared to the U.S. dollar, revenue from gold sales, which is generated in U.S. dollars, will convert to fewer Canadian dollars available to pay for operating costs that are almost entirely incurred in Canadian dollars. However, the Company does not expect a rise in the Canadian dollar to have a material impact on mining operations in Yellowknife as a hedge price of Canadian dollar gold price of $478 was used in short-term cash forecasting for the purpose of establishing cut-off grades and life-of-mine planning.

MIRAMAR MINING CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS



NON GAAP MEASURES

The Company has included certain non-GAAP performance measures ("free cash flow" and "cash costs per ounce") throughout this document. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures, prepared in accordance with Canadian GAAP, certain investors use this information to evaluate the Company's performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.







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